霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

November 3, 2023

VIA EDGAR Mr. Stephen Kim Ms. Angela Lumley Division of Corporation Finance Office of Trade & Service U.S. Securities and Exchange Commission 100 F Street,N.E. Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Mr. Kim and Ms. Lumley,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated October 25, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

J Cheng

Foreign Legal

Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

Dilution, page 40

1.	It appears your presentation of net tangible book value of $5.46M is inconsistent with the actual net tangible book value of ($3.23)M at June 30, 2023. Please revise your dilution table to present net tangible book value and net tangible book value per share, including shares outstanding for the actual balance at June 30, 2023, actual as adjusted balance and the pro forma as adjusted balance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of the Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

General

2.	We note your response to prior comment 2 and your revised disclosure. Where you discuss your status as a controlled company, please state, if true, that Mr. Lim will have the ability to determine all matters requiring approval by stockholders, and clarify whether, in the event you were to lose your controlled company status, you could still rely on applicable NYSE or Nasdaq rules permitting foreign private issuers to follow their home country requirements concerning corporate governance issues, including specifically whether a majority of the board of directors must be independent.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 5 and 31 of the Registration Statement.

Should you have any questions regarding the Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

Barry P. Biggar, Esq., Partner, Sichenzia Ross Ference Carmel LLP